UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-u

CURRENT REPORT PURSUANT TO REGULATION A

Date of report (Date of earliest event reported): December 15, 2025

Cabbacis Inc

(Exact name of issuer as specified in its charter)

Nevada	93-2432982
(State or Other Jurisdiction of Incorporation)	(I.R.S. Employer Identification Number)

3193 Buffalo Avenue, Unit 1

Niagara Falls, NY 14303
(Full mailing address of principal executive offices)

Issuer’s telephone number, including area code: (716) 320-5525

Title of each class of securities issued pursuant to Regulation A: Common Stock

Item 9. Other Events

Commencing on December 1, 2025, Cabbacis Inc (OTCQB: CABI) (the “Company”) engaged EquiDefi, Ltd., a software services and electronic workflow developer (“EquiDefi”). EquiDefi, including its affiliates, will receive (i) a one-time advance of $7,500 for platform setup, hosting and maintenance and (ii) a monthly subscription fee of $5,000 for a minimum of 6 months. EquiDeFi software allows the Company and its broker Dawson James to access data and reports from third parties for review directly. EquiDeFi performs no review of investor information, subscription agreements or investor information.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Cabbacis Inc

By:	/s/ Joseph Pandolfino
	Name:	Joseph Pandolfino
	Title:	Chief Executive Officer and Chairman

Dated: December 15, 2025

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